UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                   (Amendment No. ___________)*


                      Aviation Sales Company
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                             053672101
                           (CUSIP Number)

     Check the following box if a fee is being paid with this statement [].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)     Name of Reporting Person
       S.S. or I.R.S. Identification Nos. of Above Persons

       Robert Alpert
       ###-##-####

2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)


       (a)___________________________________

       (b)___________________________________

3)     SEC Use Only__________________________

4)     Citizenship or Place of Organization: Harris County,
       Texas, US

Number of          (5) Sole Voting Power: 2,259,000
Shares Bene-
ficially           (6) Shared Voting Power: _________
Owned by
Each Report-       (7) Sole Dispositive Power: 2,259,000
ing Person With
                   (8) Shared Dispositive Power: ________

9)     Aggregate Amount Beneficially Owned by Each Reporting
       Person

       2,259,000

10)    Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares

       ______________________________________

11)    Percent of Class Represented by Amount in Row 9: 29.1%

12)    Type of Reporting Person: IN

1(a) Name of Issuer: Aviation Sales Company

1(b) Address of Issuer's Principal Executive Offices:

     6905 N.W. 25th Street, Miami, Florida 33122

2(a) Name of Person Filing: Robert Alpert

2(b) Address of Principal Business Office:

     15311 Vantage Parkway W., Suite 315, Houston, TX 77032

2(c) Citizenship: Harris County, Texas, US

2(d) Title of Class of Securities

     Common Stock

2(e) CUSIP Number: 053672101

3    Inapplicable

4    Ownership

     (a) Amount Beneficially Owned: 2,259,000

     (b) Percent of Class: 21.9%

     (c) Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:
               2,259,000

         (ii)  shared power to vote or to direct the vote:
               _________

         (iii) sole power to dispose or to direct the disposition of: 2,259,000

         (iv)  shared power to dispose or to direct the disposition of:
               ________

5    Ownership of Five Percent or Less of a Class

     Inapplicable

6    Ownership of More than Five Percent on Behalf of Another
     Person

     Inapplicable

7    Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on By the Parent
     Holding Company

     Inapplicable

8    Identification and Classification of Members of the Group

     Inapplicable

9    Notice of Dissolution of Group

     Inapplicable

10   Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 1996
Date

Robert Alpert
Name